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January 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549

Attention: Brian Soares

   Christina Chalk

Re:	Crown Laboratories, Inc.

Revance Therapeutics, Inc.

Schedule TO-T filed December 12, 2024

Filed by Crown Laboratories, Inc.

File No. 005-88023

Ladies and Gentlemen:

This letter sets forth the responses of Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Crown Laboratories, Inc., a Delaware corporation (“Crown” and, together with Merger Sub, the “Filing Persons”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 23, 2024, with respect to the above-referenced Schedule TO-T, filed on December 12, 2024 (the “Schedule TO”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Filing Persons have revised the Schedule TO in response to the Staff’s comments, and the Filing Persons are concurrently filing Amendment No. 1 to the Schedule TO (the “TO Amendment”) with this letter, which reflects these revisions and certain other changes. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO or the Offer to Purchase (filed as Exhibit (a)(1)(A) to the Schedule TO), as applicable.

1.	Refer to the following disclosures:

•	The second paragraph on page 26 that the summary of the Equity Commitment Letter “does not purport to be complete…”

•	The first full paragraph on page 27 that the summary of the Limited Guarantee “does not purport to be complete…”

•	The penultimate paragraph on page 35 that the “summary of certain provisions of the A&R Merger Agreement […] does not purport to be complete…”

Please revise to remove the implication that these and any other summaries presented in your filings are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, summaries must be complete in describing all material terms. You may direct investors to read exhibits or annexes for a more complete discussion.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and in the TO Amendment have amended the Offer to Purchase on pages 26, 27 and 35 to remove the implication that the referenced summaries are not complete.

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January 2, 2025

2.

Please revise your summaries of the Equity Commitment Letter and the Limited Guarantee to include any material conditions. Also please revise this section to provide a summary of the Debt Commitment Letter, including any material conditions, the collateral, and the stated and effective interest rates. Refer to Item 7 of Schedule TO and Item 1007(b) and (d) of Regulation M-A.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and in the TO Amendment have amended the Offer to Purchase on pages 25, 26 and 27 to add the requested disclosure.

3.

We note multiple references in this section to “material open terms” in the merger agreement and other transactional documents being negotiated between Revance and Crown. With a view towards disclosure, please describe these material open terms.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and in the TO Amendment have amended the Offer to Purchase on pages 29 and 30 to describe the open terms of the transactional documents being negotiated between Revance and Crown.

4.

We note the disclosure on page 65 stating, among other things, that conditions to the Offer “may be waived by Crown and Merger Sub, in whole or in part at any time and from time to time prior to the expiration of the Offer, in their sole discretion” and that “[t]he failure by Crown, Merger Sub or any other affiliate of Crown at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right [...] and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.” When an offer condition is “triggered,” a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and in the TO Amendment have amended the Offer to Purchase on page 65 in response to the Staff’s comment.

5.

We note the following disclosure at the top of page 66, which includes a cross-reference to the section captioned Conditions of the Offer: “Notwithstanding the termination of the applicable waiting period under the HSR Act, any state or private party may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. See Section 15 — ‘Conditions of the Offer.’” However, that section defines the “Antitrust Condition” as “any waiting period (and extensions thereof, including any timing agreement entered into with the relevant government authority) applicable to the transactions contemplated by the A&R Merger Agreement under the HSR Act shall have expired or been terminated.” With a view towards more fulsome disclosure, please explain to us how this definition of the Antitrust Condition addresses the ability of “any state or private party [to] also bring legal action under the antitrust laws” referenced on page 66.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that while the Antitrust Condition under the A&R Merger Agreement was satisfied upon the expiration of the waiting period under the HSR Act, the Offer is subject to a Legal Restraint condition as described on page 64 of the Offer to Purchase. A state or private party bringing legal action under the antitrust laws could result in the Legal Restraint condition not being satisfied. In the TO Amendment, the Filing Persons have revised the disclosure on page 66 of the Offer to Purchase to clarify that the cross reference is intended to refer to the Legal Restraint Condition.

6.

We note your disclosure in this section and in similar language in exhibits (a)(1)(B) and (a)(1)(D) that the Offer “is not being made to (nor will tenders be accepted from or on behalf of holders of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.” While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all eligible holders who tender into the offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34- 58597 (September 19, 2008). Please revise accordingly. Further, we note similar language in the Summary Advertisement filed as exhibit (a)(1)(E). Please confirm to us that you will accept tenders from all eligible holders who tender into the offer.

Response: The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that in response to the Staff’s comment, in the TO Amendment the Filing Persons have revised the disclosure on page 69 of the Offer to Purchase, as well as the analogous disclosures on page 2 of the Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO) and page 2 of the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO). The Filing Persons note that they intend to limit the Offer solely in reliance on Rule 14d-10(b)(2) of the Exchange Act and that, subject to Rule 14d-10(b)(2) of the Exchange Act, and, subject to the terms of the Offer and the A&R Merger Agreement and subject to the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

January 2, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Philippa Bond, P.C. of Kirkland & Ellis LLP by telephone at 310-552-4222 or by email at pippa.bond@kirkland.com.

Sincerely,
/s/ Philippa Bond, P.C.
Philippa Bond, P.C.

cc:

Julia Danforth

Kirkland & Ellis LLP

Van Whiting

Kirkland & Ellis LLP